EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

IMPORTANT

The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Announcement on Resolutions of the Sixteenth Meeting of the Third Session of the Board of Directors

The sixteenth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on January 5, 2012 at A1801 meeting room of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated December 20, 2011. Out of the Company’s 11 directors, 10 directors attended the Meeting. Yuan Li, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Sun Changji and Bruce D. Moore, independent directors of the Company attended the Meeting in person. Anthony Francis Neoh, independent director of the Company, attended the Meeting through conference call. Ma Yongwei, independent director of the Company, was on leave and authorized in writing, Sun Changji, independent director of the Company to act on his behalf and cast the vote for him. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board of Directors of the Company(the “Rules of Procedure”).

The Meeting was presided over by Chairman Mr. Yuan Li. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the Proposal on the Application for Investment Authorization of Equity Investment Fund

Voting result: 11 for, 0 against, with no abstention

2. Passed the Proposal on the Amendments to the AOA

Commission File Number 001-31914

The Board consented to submit the Proposal on the Amendments to the AOA to the 2011 General Shareholders’ Meeting of the Company for approval.

The details of the Proposal on the Amendments to the AOA can be found on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

3. Passed the Proposal on the Amendments to the Rules of Procedure

The Board consented to submit the Proposal on the Amendments to the Rules of Procedure to the 2011 General Shareholders’ Meeting of the Company for approval.

The details of the Proposal on the Amendments to the Rules of Procedure can be found on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

Voting result: 11 for, 0 against, with no abstention

In addition, the directors were also debriefed of the Company’s Performance Report of 2011 at the Meeting.

Appendix 1: Proposal on the Amendments to the AOA

Appendix 2: Proposal on the Amendments to the Rules of Procedure

Board of Directors of China Life Insurance Company Limited

January 5, 2012

Commission File Number 001-31914

Appendix 1:

Proposal on the Amendments to the AOA

1. Article 157 of the AOA

Original clause:

The Company’s Board of Directors shall have four (4) standing committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Compensation Committee and the Strategy and Investment Decision Committee.

Functions of specific committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Reason to amend:

The fifteenth meeting of the third session of the Board of Directors of the Company passed the resolution regarding the establishment of a Budget, Execution and Evaluation Committee. Therefore, this article needs to be revised accordingly.

Revised clause:

The Company’s Board of Directors shall have five (5) standing committees, namely, the Audit Committee, the Risk Management Committee, the Nomination and Compensation Committee, the Strategy and Investment Decision Committee and the Budget, Execution and Evaluation Committee.

Functions of specific committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

2. Article 158 of the AOA

Original clause:

The Audit Committee shall be composed of three (3) to five (5) directors, the Risk Management Committee shall be composed of three (3) to seven (7) directors, the Nomination and Compensation Committee shall be composed of three (3) to seven (7) directors, and the Strategy and Investment Decision Committee shall be composed of three (3) to seven (7) directors.

Reason to amend:

The fifteenth meeting of the third session of the Board of Directors of the Company passed the resolution regarding the establishment of a Budget, Execution and Evaluation Committee. Therefore, this article needs to be revised accordingly.

Revised clause:

The Audit Committee shall be composed of three (3) to five (5) directors, the Risk Management Committee shall be composed of three (3) to seven (7) directors, the Nomination and Compensation Committee shall be composed of three (3) to seven (7) directors, the Strategy and Investment Decision Committee shall be composed of three (3) to seven (7) directors, and the Budget, Execution and Evaluation Committee shall be composed of five (5) to seven (7) directors.

Commission File Number 001-31914

Appendix 2:

Proposal on the Amendments to the Rules of Procedure

1. Article 39 of the Rules of Procedure

Original clause:

The Board of Directors shall establish four (4) specific committees under it, namely, the Audit Committee, the Risk Management Committee, the Nomination and Compensation Committee and the Strategy and Investment Decision Committee. Such specific committees shall study specific issues, convene specific meetings regularly or irregularly, communicate with the management, propose advices and recommendations to the Board of Directors for decisions and references, and deal with relevant issues as conferred or authorized by the Board of Directors.

Reason to amend:

The fifteenth meeting of the third session of the Board of Directors of the Company passed the resolution regarding the establishment of a Budget, Execution and Evaluation Committee. Description of appointment and removal of the members of the specific committees shall be added to the clause.

Revised clause:

The Board of Directors shall establish five (5) specific committees under it, namely, the Audit Committee, the Risk Management Committee, the Nomination and Compensation Committee, the Strategy and Investment Decision Committee and the Budget, Execution and Evaluation Committee. Such specific committees shall study specific issues, convene specific meetings regularly or irregularly, communicate with the management, propose advices and recommendations to the Board of Directors for decisions and references, and deal with relevant issues as conferred or authorized by the Board of Directors. The Board of Directors shall be in charge of the appointment and removal of the members of the specific committees.

2. Article 40 of the Rules of Procedure

Original clause:

Members of the specific committees shall be the directors of the Company. The majority of the Nomination and Compensation Committee shall comprise of the independent directors. The Audit Committee shall comprise of at least three (3) members and all members shall be independent directors, and one of such independent directors shall have appropriate professional qualifications or experiences in accounting or related financial management. The members of the Audit Committee shall comply with the requirements on the independency of directors as provided in the Securities Exchange Act of 1934.

Reason to amend:

The fifteenth meeting of the third session of the Board of Directors of the Company passed the resolution regarding the establishment of a Budget, Execution and Evaluation Committee. The composition of this committee shall be added to the clause.

Revised clause:

Members of the specific committees shall be the directors of the Company. The majority of the Nomination and Compensation Committee shall comprise of the independent directors. The Audit Committee shall comprise of at least three (3) members and all members shall be independent directors, and one of such independent directors shall have appropriate professional qualifications or experiences in accounting or related financial management. The members of the Audit Committee shall comply with the requirements on the independency of directors as provided in the Securities Exchange Act of 1934. The Budget, Execution and Evaluation Committee shall comprise of the executive directors, non-executive directors and independent directors.

Commission File Number 001-31914

3. A new clause is added as Article 45 subsequent to Article 44 of the Rules of Procedure

Reason to add:

The fifteenth meeting of the third session of the Board of Directors of the Company passed the resolution regarding the establishment of a Budget, Execution and Evaluation Committee. The clause which describes the functions of this committee shall be added.

Clause to be added:

The Budget, Execution and Evaluation Committee shall be composed of five (5) to seven (7) directors. The committee is mainly responsible to:

(1) review the proposal on budget and performance appraisal put forward by the management and supervise the budget preparation;

(2) review the key performance targets and performance appraisal plan to be circulated to the branches of the Company by the management;

(3) review the proposal on the reform of major operation system and mechanism, and proposal on the adjustment of business strategy put forward by the management;

(4) supervise and monitor management’s execution of budget, management and evaluate budget execution;

(5) supervise and monitor the execution of resolutions of the Board of Directors;

(6) other matters conferred or authorized by the Board of Directors.

4. Numbering of chapters and articles of the Rules of Procedure

In the event that the numbering of chapters or articles changes due to adding, deleting or reorganizing certain articles during the amendment of the Rules of Procedure, the numbering of subsequent chapters or articles shall be adjusted sequentially. The numbering of articles that are cross-referred under the Rules of Procedure shall also be adjusted accordingly.